

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on August 18th, 2003

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of M-Systems Flash Disk Pioneers Ltd. (the "Company") will be held on Monday, August 18th, 2003, at 1:00 P.M. Israel time, at the offices of the Company at 7 Atir Yeda St., Kfar Saba 44425, Israel, for the following purposes:

(1) To elect eight (8) persons to serve as members of the Board of Directors of the Company ("Directors") of whom: (a) six (6) are to serve as Directors until the next Annual General Meeting of the Company's shareholders; and (b) two (2) are to serve as External Directors within the meaning of the Israeli Companies Law, 5759-1999 (the "Companies Law"), for a term of three (3) years as required by the Companies Law;

(2) To authorize Mr. Dov Moran, who currently serves the Company in the capacities of Chairman of the Board, President and Chief Executive Officer, to continue serving the Company in such capacities as Chairman of the Board, President and Chief Executive Officer, for an additional period of three (3) years;

(3) To reappoint Kost Forer & Gabbay (a member of Ernst & Young International) as the Company's independent auditors for the fiscal year ending December 31st, 2003, and to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services;

(4) To approve the grant of Stock Options to the Directors and to approve the Company's pre-existing general policy of issuing a fixed number of options to the Directors on an annual basis (consistent with the applicable provisions of the Companies Law regarding the remuneration of External Directors);

(5) To authorize the Company to the maximum extent as permitted under the Companies Law and the Articles to (a) indemnify and undertake to indemnify each of its Office Holders (as such term is defined in the Companies Law) for any liability and expense that may be imposed on such Office Holder due to an act performed by him or her in his or her capacity as an Office Holder; and (b) exempt its Office Holders from their duty of care towards the Company (as such duty is defined in the Companies Law); and

(6) To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, in the Annual General Meeting, the Company's management will review the Company's Consolidated Financial Statements for the year ended December 31st, 2002 and answer appropriate questions relating thereto.

Shareholders of record at the close of business on July 15th, 2003 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 30(d) of the Articles of Association of the Company, the vote of the senior of the joint holders of any Ordinary Shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

BY ORDER OF THE BOARD,

Dov Moran

Dov Moran
Chairman of the Board, President and Chief Executive Officer
M-Systems Flash Disk Pioneers Ltd.

July 25th, 2003

YOUR VOTE IS IMPORTANT!
PLEASE SIGN, DATE AND RETURN YOUR PROXY FORM IN THE ENCLOSED STAMPED,
SELF-ADDRESSED ENVELOPE AS SOON AS POSSIBLE.

The Company's Consolidated Financial Statements for the year ended December 31st, 2002 and the related Operating and Financial Review and Prospects, are enclosed, but are not a part of the proxy solicitation material.